ALSTON&BIRD LLP

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1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

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www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

August 5, 2010

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:          Clarion Property Trust Inc.

File No. 333-164777

Dear Ms. Gowetski:

This letter sets forth the response of our client, Clarion Property Trust Inc. (the “Issuer”), to the comments by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated June 8, 2010, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”).  The Issuer has today filed an amendment (“Amendment No. 2”) to the Registration Statement via EDGAR.  For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

General

1)            Comment:            We note your response to comment 6 of our letter dated Match 9, 2010. In response to our comment, some of the supporting material provided is several years old. For example only, we note that Index No. 1 contains material dated January 2006 and materials in Index No. 3 were prepared in early 2008. Please provide updated materials and update your disclosure as appropriate. Further, please ensure that you provide support for all quantitative and qualitative business and industry data used in the registration statement. We note, for example only, that you did not provide support for the following disclosure on pages 2 and 47:

•      “[I]ndustry benchmarks that track the value of direct, unlisted investments in real estate properties as an asset class have demonstrated a low correlation with the benchmarks for traditional asset classes, such as stocks and bonds, Academic and empirical studies have shown that utilizing lower correlated assets in a diversified long-term investment portfolio can increase portfolio efficiency and may generate higher total returns while decreasing overall risk because the various asset classes may react to market conditions differently.”

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

•      “Historically, real estate has offered attractive returns compared to bonds, and lower volatility compared to equities, which makes it an attractive asset class to consider as a component of a diversified, long-term investment portfolio.”

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Response:             The Issuer will supplementally provide to the Commission, with the courtesy hard copy of this letter, the materials that support the quantitative and qualitative business and industry data used in the Registration Statement.  Two of the reports were prepared by the research department of ING Clarion Partners, LLC, the Issuer’s sponsor, and the Issuer confirms that none of the reports were prepared specifically for the Issuer in connection with this offering.

In the Issuer’s response to comment number 6 of the SEC’s previous correspondence dated March 9, 2010, the Issuer provided NAREIT’s 2008 report in support of the following statement, which appears on pages 1 and 47 of Amendment No. 2:

“In all, according to a report published in 2008 by the National Association of Real Estate Investment Trusts, or NAREIT, an estimated 70% of U.S. public sector pension plans and 40% of corporate sector pension plans own real estate investments.”

The Issuer respectfully submits that this report has not been updated since 2008 and that it is not aware of any alternative authoritative source measuring the ownership of real estate investments by public and corporate sector pension plans.  The Issuer notes that these types of reports are not frequently updated and that it does not expect the percentages to vary significantly from year to year.  Further, the Issuer has made potential investors aware that the report was published in 2008 by disclosing the year of publication.

2)            Comment:            We note your response to comments 27, 28, 39 and 40 of our letter. We will continue to monitor for your response to these comments.

Response:             In response to the Commission’s previous comments referenced above, the Issuer has included in Amendment No. 2 updated financial information for the prior programs as of and for the year ended December 31, 2009.

3)            Comment:            We note that you intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries’ investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

Response:             The Issuer’s primary purpose is to invest in a diversified portfolio of income-producing real estate properties and, to a lesser extent, in other real estate related assets.  After the Issuer has invested substantially all of the offering proceeds, the Issuer expects that real estate properties will comprise a minimum of 70% of the value of its portfolio.  Specifically, the Issuer’s portfolio will consist primarily of properties that are located in or near large metropolitan areas in the United States of various types, including retail, office, industrial, multifamily, hospitality and other real property types.  Accordingly, the Issuer intends to conduct its operations so that neither it, nor its operating partnership or the subsidiaries of its operating partnership are required to register as investment companies under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Section 3(a)(1)(A) of the Investment Company Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.  Section 3(a)(1)(C) of the Investment Company Act defines an “investment company” as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% Test”).  Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.  Accordingly, under Section 3(a)(1) of the Investment Company Act, in relevant part, a company is not deemed to be an “investment company” if:  (i) it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities; and (ii) it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.  We believe that the Issuer, its operating partnership and most of the subsidiaries of the operating partnership will satisfy both of the above factors as the Issuer intends to invest primarily in real property, through the majority or wholly-owned subsidiaries of its operating partnership, the majority of which we expect to have at least 70% of their assets in real property.  As these subsidiaries would be investing primarily in real property, they would be outside of the definition of “investment company” under Section 3(a)(1) of the Investment Company Act.   Additionally, the Issuer and the operating partnership will not meet the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act because each is a holding company that conducts a non-investment company business through the subsidiaries of the operating partnership.

As an alternative to the 40% Test described above, Rule 3a-1 under the Investment Company Act provides flexibility by exempting from the definition of “investment company” a company that (1) does not hold itself out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities, and (2) derives no more than 45% of the value of its assets (exclusive of government securities and cash items) and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) from securities other than government securities, securities issued by employees’ securities companies, securities issued by certain majority owned subsidiaries of such company and securities issued by certain companies that are controlled primarily by such company.  The Issuer intends to monitor its holdings to ensure continuing and ongoing compliance with either the 40% Test or Rule 3a-1.

Questions And Answers About This Offering, page 1

What is an open-ended REIT?, page 1

4)            Comment:            Please identify for us any other open-ended REITs that are available for investment in the public markets. If there are no other companies similar to yours, please revise this Q&A and other references to open-ended REITs to clarify that there are no similar investment vehicles currently available.

Response:             Nearly all REITs whose shares are listed on a national securities exchange are open-end.  The Issuer is not aware of any other non-listed REIT that is open-ended and available to the public.  As a result, the Issuer has revised pages 2 and 102 of Amendment No. 2 to disclose that it will be the first open-end non-listed REIT available for investment.

Fees and Expenses, page 11

5)            Comment:            We note your response to comment 13 of our letter. Please clarify, if true, in the table that the per annum dealer manager fee will be a continuing fee payable each year and would apply to shares issued under your distribution reinvestment plan.

Response:             The Issuer has revised the disclosure in the table on pages 12-13 and the table on pages 74-75 of Amendment No. 2 in response to the Commission’s comment.  The Issuer notes that it has not included in the revised disclosure that the dealer manager fee will apply to shares issued under the distribution reinvestment plan because the dealer manager fee is not calculated based on shares issued but rather is calculated as a percentage of the Issuer’s net asset value, and therefore applies to every share outstanding.

Investment Management Capabilities: The Clarion Partners Platform, page 46

6)            Comment:            We note your response to comment 18 of our letter and note the disclosure on page 47 that these “eight seasoned real estate professionals” comprising the investment committee have at least twenty years of experience and will review and approve each potential real estate investments. As a result, we continue to believe that you should identify the eight individuals on the investment committee. Please revise accordingly.

Response:             In response to the Commission’s comment, the Issuer has identified and provided biographical summaries for the individuals comprising the Clarion Partners Investment Committee on pages 68-71 of Amendment No. 2.

Conflicts of Interest, page, 74

Valuation Conflicts, page 76

7)            Comment:            We note your response to comment 23 of our letter. In response to our comment, you state that: “The compensation structure ... must be approved by [your] independent directors and will be based upon standard market terms prevailing at the time of engagement (currently expected to be fixed fee compensation based upon the actual number of valuations and appraisals performed and not based upon the value of the real property calculated in the appraisals, plus out-of-pocket reimbursable expenses).” Please revise your disclosure in this section, or elsewhere as appropriate, to include this information and explain how you intend to compensate your appraisers.

Response:             The Issuer has revised the disclosure on page 81 of Amendment No. 2 in response to the Commission’s comment.

Allocation of Investment Opportunities, page 77

8)            Comment:            We note your response to comment 24 of our letter. In response to our comment, you indicate that your status as a new program may benefit you in the allocation process. However, until you have raised sufficient funds to purchase properties, it appears that properties may be allocated to other affiliates, even though the property might be more beneficial to you or that properties may be allocated to other affiliates as you may not have had the longest period of time elapse since you were offered and accepted an investment opportunity. Please revise your disclosure to include the information provided in your response and clarify how your status as a new program may impact your allocation of investment opportunities.

Response:             The Issuer has revised the disclosure on page 84 of Amendment No. 2 in response to the Commission’s comment.

Prior Performance, page 80

Adverse Business Developments, page 84

9)            Comment:            We note your response to comment 29 of our letter.  In response to our comment, you have provided disclosure of adverse business developments that impacted Clarion Lion Properties Fund.  Please expand your disclosure to address any adverse business developments that impacted your other funds or tell us why you believe this disclosure is not required.  In this regard, we note the prior performance tables indicate net losses for the last fiscal year with respect to several funds.  Please revise to specifically address adverse business developments experienced by each prior program that would be material to investors in this program.  Please identify, specifically describe and quantify, as appropriate, those prior programs that have experienced reduced cash flows, reduced levels of dividends, breached loan-to-value covenants, obtained amendments to credit agreements to avoid potential covenant breaches or conveyed interests in property to lenders or forfeited forward commitments to purchase or develop particular investments.  Please refer to Item 8.2 of Industry Guide 5.

Response:             The Issuer has revised pages 89-90 to disclose adverse business developments of five prior programs, including Clarion Lion Properties Fund, Lion Value Fund, Lion Industrial Trust, Lion Mexico Fund and Lion Gables Apartment Fund.  The Issuer respectfully submits that any adverse business developments experienced by ING Clarion Development Ventures, ING Clarion Development Ventures II and ING Clarion Development Ventures III would not be material to investors because the investment objectives and strategies of these development funds are not similar to the Issuer’s investment objectives and strategy, and therefore, their results would not be material to potential investors in the Issuer’s shares of common stock.  The Issuer further submits that ING Residential Fund USA is excluded from the disclosure on pages 89-90 because this program was completed in 2006, as disclosed in Table IV on page A-9.

10)          Comment:            We note your disclosure on page 84 that Clarion Lion Properties has reduced the level of dividends paid to investors. Please revise to quantify this reduction in dividends.

Response:             The Issuer has made significant revisions to the disclosure on pages 89-90 regarding the adverse business developments of the prior programs. The Issuer respectfully submits that dividends paid by Clarion Lion Properties Trust during the period covered by the adverse business development disclosure were determined as a percentage of the program’s income.  The program did not materially decrease this percentage and, consequently, any reduction in dividends resulted primarily from a decline in income.  The Issuer respectfully notes that because the income earned by Clarion Lion Properties Trust declined at a slower rate than the value of its real estate properties as reflected in its net asset value (“NAV”) during the relevant period, its dividends paid as a percentage of NAV actually increased.  For this reason, the Issuer has removed the disclosure regarding dividend reductions by Clarion Lion Properties Trust.  However, in response to the Commission’s comment, the Issuer has revised page 90 to disclose that Lion Industrial Trust reduced its dividends.  Unlike Clarion Lion Properties Trust, Lion Industrial Trust reduced its dividends as a percentage of income.

11)          Comment:            We note your previous disclosure that two prior programs have decided to establish redemption queues and defer investor redemptions. We further note your current disclosure that Clarion Lion Properties Fund has established a redemption queue. Please identify the other prior program.

Response:             The Issuer has revised the disclosure on pages 89-90 in response to the Commission’s comment.  The two programs which established a redemption queue are Clarion Lion Properties Fund and Lion Industrial Trust.

Net Asset Value Calculation and Valuation Guidelines, page 85

12)          Comment:            We note your response to comment 30 of our letter. In response to our comment you state that you will not name the independent appraisers as having prepared valuations in connection with the registration statement. However, we note your disclosure on page 85 that your advisor will use appraisals by independent appraisal firms and reports of third-party pricing vendors in determining NAV. We further note your disclosure on page 21 that your adviser will include values of individual properties that were obtained from independent appraisers in calculating your NAV. Therefore, we reissue our comment. Please disclose the names of the independent appraisers and the third party pricing vendors, identify them as experts and file their consents as exhibits to the registration statement or tell us why you do not believe this is required. Please refer to Section 7(a) and Rule 436 of the Securities Act. For further guidance, refer to Question 141.02 under the Division’s Compliance and Disclosure Interpretations for the Securities Act.

Response:             The Issuer has not yet engaged any appraisal firms to serve as an “expert” as defined Section 7(a) and Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”).  In response to the Commission’s comment, the Issuer is currently in negotiations with several appraisal firms to determine whether they are willing to serve as an “expert” and have their consent filed as an exhibit to the Registration Statement.  At such time as the Issuer engages an appraisal firm or firms for such role, the Issuer will revise the disclosure in the prospectus as requested by the Commission and file the consent of such firm or firms to be named as an expert as an exhibit to the Registration Statement.  With respect to the third party pricing vendors, the Issuer has revised pages 91-94 to clarify that the role of the third party pricing vendors will be to determine the price of the last trade or the last “bid” price of publicly traded debt and equity securities held in the Issuer’s portfolio and provide such information to the advisor.  The third party pricing vendors will not be preparing, certifying, reviewing or passing upon the value of such securities.  Thus, the Issuer respectfully submits that the third party pricing vendors are not experts as defined by Section 7(a) and Rule 436 of the Securities Act, and that accordingly, it is not necessary to obtain and file their consents to be named in the Registration Statement.

13)          Comment:            We note that your advisor will compile the value of your operating partnership as directed by your valuation guidelines.  Please revise your disclosure to more specifically explain the role of your advisor and how it will “compile” the value of your operating partnership. In addition, please describe any oversight role of board of directors in compiling this value.

Response:             The Issuer has revised the disclosure on page 91 in response to the Commission’s comment.  As disclosed on page 91, the board of directors, including a majority of the independent directors, will approve valuation guidelines which must be followed by the advisor and the independent appraisers when calculating NAV.  In addition, the Issuer has revised page 91 to clarify that the board, including a majority of the independent directors, will at review and, if appropriate, modify the valuation guidelines at least annually and monitor the advisor’s compliance with the valuation guidelines on an ongoing basis.

Table I, page A-2

14)          Comment:            We note your response to comment 38 of our letter. We reissue our comment. Please note that the “Percentage Amount Raised” should be 100% even if it was less than the dollar amount offered. Please revise your disclosure under Lion Mexico Fund accordingly. All expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised. Explain by footnote or otherwise the dollar amount difference between the amount offered and the amount raised. Please refer to Table I of Appendix II of Industry Guide 5.

Response:             The Issuer has revised the disclosure on page A-2 in response to the Commission’s comment.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

Enclosures

cc:           Ms. Stacie D. Gorman, Division of Corporation Finance

Mr. Edward L. Carey, Clarion Property Trust Inc.

Mr. Douglas L. DuMond, Clarion Property Trust Inc.

Mr. Nathaniel Kiernan, ING Clarion Partners, LLC

Mr. Jason W. Goode, Alston & Bird LLP